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UNI
SECURITIES AND
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

SEC FILE NUMBER
8-43368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berenson & Company, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York NY 10021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 446-1735
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue New York New York 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Berenson & Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

CHRISTINE EKLUND
Notary Public, State of New York
No. 01EK4887377
Qualified in Westchester County
Commission Expires February 23, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company" and a wholly owned subsidiary of Berenson & Company, Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2009

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents (including restricted cash of $100,215)	**$ 6,766,545**
Security owned, at fair value	**8,362**
Advisory fee receivable	**372,304**
Due from affiliate, net	**769,063**
Fixed assets, net of accumulated depreciation and amortization of $815,196 (Note G)	**137,188**
Other assets	**25,164**
	$ 8,078,626
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued compensation expense	**$ 4,100,000**
Accrued expenses	**181,000**
Accounts payable	**17,427**
Deferred rent	**161,169**
	4,459,596
Commitments (Note H)	
MEMBER'S EQUITY	**3,619,030**
	$ 8,078,626

See notes to statement of financial condition

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly owned subsidiary of Berenson & Company, Inc. (the "Parent"). The Parent is the Managing Member, and only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fees earned in relation to a specific transaction or project are recognized when the transaction or project is complete and billable.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Software is being amortized on a straight-line basis over three years.

Cash and cash equivalents include holdings in money market mutual funds held at two financial institutions. In the event of the financial institutions' insolvency, recovery of such assets may be limited to account insurance or other protection.

Securities owned are recorded on a trade-date basis and consists of common stock which is valued at publicly quoted exchange prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company is a single member LLC owned in whole by the Parent and is a disregarded entity for federal and state income tax purposes.

NOTE C - VALUATION OF MONEY MARKET MUTUAL FUND AND SECURITY

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

- Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

NOTE C - VALUATION OF MONEY MARKET MUTUAL FUND AND SECURITY (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Money market mutual funds and a security totaling $6,629,428 and $8,362, respectively, are classified within Level 1 of the fair value hierarchy.

NOTE D - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE E - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $6,181,253 which exceeded the minimum net capital requirement of $100,000 by $6,081,253. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (K)(2)(i) and does not effect any transactions with customers.

NOTE F - NEW ACCOUNTING PRONOUNCEMENT

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of the beginning of the year of adoption.

The member does not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However the member's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2008

NOTE G - FIXED ASSETS

Fixed assets at December 31, 2008 are comprised of the following:

Computer and office equipment	$ 392,934
Software	3,338
Furniture and fixtures	251,968
Leasehold improvements	215,749
Telecommunications	51,262
Artwork	37,133
Total cost	952,384
Less accumulated depreciation and amortization	815,196
Fixed assets, net	$ 137,188

NOTE H - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue under a non-cancelable operating lease, which expires in January 2013. Future minimum lease payments at December 31, 2008 are as follows:

2009	$ 974,502
2010	1,010,004
2011	1,010,004
2012	1,010,004
2013	84,167
	$ 4,088,681

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,215.

NOTE I - RELATED PARTY

At December 31, 2008, due from affiliate of $769,063 represents the net amount due from the Parent.

NOTE J - SIGNIFICANT CLIENTS

During 2008, the advisory fees earned form three clients represent approximately 90% of total advisory fees earned for the year ended December 31, 2008.

END